Lakeview Acquisition Corporation

15 Independence Boulevard, Suite 430

Warren, New Jersey 07059

VIA EDGAR

December 27, 2022

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549

Attn: Margaret Schwartz and Joe McCann

Dear Ms. Schwartz and Mr. McCann:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), Lakeview Acquisition Corporation (the “Company”) hereby respectfully requests that the Company’s Registration Statement on Form S-1 (File No. 333-255925), together with all exhibits and amendments thereto (the “Registration Statement”), originally filed with the Securities and Exchange Commission (the “Commission”) on May 7, 2021, be withdrawn, effective as of the date hereof. The Company is withdrawing the Registration Statement because it no longer plans to consummate the initial public offering described in the Registration Statement, and the Company hereby confirms that no securities have been sold thereunder.

The Company requests that, in accordance with Rule 457(p) of the Securities Act and subject to compliance with the requirements thereof, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for potential future use.

Very truly yours,

Sincerely,

By:	/s/ Jeffrey Hayman
Name:	Jeffrey Hayman
Title:	Chief Executive Officer,
Lakeview Acquisition Corporation